DG STRATEGIC I, LLC

OPERATING AGREEMENT

This OPERATING AGREEMENT (“Agreement”) is made and entered into as of the 20th day of March, 2009, by Dollar General Corporation, a Tennessee corporation, as the sole member (the “Member”) of DG Strategic I, LLC, a Tennessee limited liability company (the “Company”).

BACKGROUND

WHEREAS, the Company was formed by the filing of Articles of Organization (the “Articles”) in the Office of the Tennessee Secretary of State on March 20, 2009; and

WHEREAS, the Member desires to enter into this Agreement to define and express its rights and obligations with respect to the operation of the Company as a limited liability company under the Tennessee Revised Limited Liability Company Act, as the same may be amended (the “Act”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements set forth herein, the parties agree as follows:

1.

Effective Date; Term.

1.1

Effective Date.  This Agreement shall be effective for all purposes upon the filing of the Articles of Organization with the Office of the Secretary of State of the State of Tennessee (the “Effective Date”).

1.2

Term.  The existence of the Company shall commence upon the Effective Date and shall be perpetual unless dissolved sooner pursuant to the Act and Section 14 of this Agreement.

2.

Purpose.  The Company has as its purpose engaging in all lawful business for which limited liability companies may be organized under the Act.

3.

Registered Office; Registered Agent.  The address of the Company's registered office and the Company’s registered agent shall be as set forth in the Articles.

4.

Management.  The business and affairs of the Company shall be managed by the Member.  The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including (a) the opening of bank accounts, (b) the authority to execute and deliver any contract, instrument or document on behalf of the LLC, and to otherwise bind the LLC with third parties, (c) the sole discretion to make decisions relating to the business and internal affairs of the LLC, and (d) all other powers, statutory or otherwise, possessed by members under the laws of the State of Tennessee.

5.

Contributions.  The Member shall have the right, but not the obligation, to make additional capital contributions to the Company in the form of cash, services or otherwise, and upon such contribution the Member’s capital account balance shall be adjusted accordingly.

6.

Allocation of Profits and Losses.  The Company's profits and losses shall be allocated to the Member.  To the extent allowed by law, the Member intends that the Company be disregarded as an entity separate from the Member for all federal and state income tax purposes.

7.

Distributions.  Distributions shall be made to the Member at such times and in such amounts as determined by the Member and permitted by applicable law.

8.

Elections.  The Member may make any tax elections for the Company that are permitted under the Internal Revenue Code of 1986, as amended, and under the tax laws of any state or other jurisdiction having taxing authority over the Company.

9.

Transferability of Membership Interest.  Expect as the Member may agree in writing, the interest of the Member in the Company is transferable, either voluntarily or by operation of law.  The Member may sell, assign, transfer, exchange, mortgage, pledge, grant, hypothecate, encumber, or otherwise transfer all or a portion of its interest in the Company (including as security).  Upon the transfer of the interest, the transferee shall be admitted as a member of the Company.

10.

Admission of Additional Members.  Additional members may be admitted to the Company at the Member's direction.  In the event that any additional member is admitted, this Agreement shall be construed to apply to all members and the additional member(s) shall be required to enter into, ratify, or approve this Agreement or execute a new operating agreement upon the termination of this Agreement by the Member.  Unless otherwise stated herein or required by the Act (or any other law or regulation to which the Company is subject), if additional members have been admitted to the Company and this Agreement has not been terminated or modified, the decisions of the members owning at least a majority of the membership interests in the Company shall constitute the decisions of the Member for the purposes of the interpretation of this Agreement.

11.

Liability of the Member.  The Member shall not have any liability for the debts, obligations or liabilities of the Company or for the acts or omissions of any other member, manager, agent or employee of the Company except to the extent provided in the Act.  The failure of the Member to observe any formalities or requirements relating to the exercise of the powers of the Member or the management of the business and affairs of the Company under this Agreement or the Act shall not be grounds for imposing personal liability on the Member for liabilities of the Company.

12.

Title to Company Property.  All real and personal property shall be acquired in the name of the Company, and title to any property so acquired shall vest in the Company rather than in the Member.

13.

Indemnification.  The Company shall indemnify the Member and those authorized agents of the Company identified in writing by the Member as entitled to be indemnified under this section for all costs, losses, liabilities and damages paid or accrued by the Member or any such agent in connection with the business of the Company, to the fullest extent provided or allowed by the Act and the other laws of the State of Tennessee.  In addition, the Company may advance costs of defense of any proceeding to the Member or any such agent upon receipt by the Company of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company.

14.

Dissolution; Winding Up.

14.1

Dissolution.  The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following:  (a) the written direction of the Member or (b) the entry of a decree of judicial dissolution under Section 48-249-616 or -617 of the Act.  The bankruptcy of the Member or the occurrence of any other event that terminates the continued membership of the Member shall not cause a dissolution of the Company.

14.2

Certificate of Dissolution.  Upon dissolution, the Company shall cease carrying on any and all business, but the existence of the Company shall continue until its affairs have been wound up and articles of termination have been filed pursuant to the Act.

14.3

Final Distributions.  Upon the winding up of the Company, the Company's property shall be distributed as follows:  (a) first to creditors, including the Member if the Member is a creditor, to the extent permitted by law, in satisfaction of the Company's liabilities; and (b) then to the Member.  Such distributions shall be in cash, property, or both cash and property, as determined by the Member.

15.

Fiduciary Duties of Member.  The Member shall have no fiduciary duties toward the Company.

16.

Governing Law.  This Agreement shall be governed by, and construed under, the laws of the State of Tennessee, without giving effect to any of the conflicts of laws or choice of law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

17.

Entire Agreement.  This Agreement constitutes the entire agreement and understanding between the Member and the Company relating to the subject matter hereof.

18.

Amendment.  The Member may amend or modify this Agreement from time to time by written instrument, duly executed.

IN WITNESS WHEREOF, this Agreement has been executed by the undersigned as of the date first above written.

Dollar General Corporation

By:	/s/ S. Lanigan
Susan S. Lanigan, Executive Vice
President and General Counsel